Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: June 28, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A FORM OF LETTER TO BE SENT TO STAKEHOLDERS ON AND AFTER JUNE 28, 2005

Not to be sent to stakeholders in Japan or Italy
Not to be sent to shareholders

Royal Dutch Shell, plc Transaction
External Stakeholder Communications
Letter

Dear stakeholder ,

The unification of Shell’s two parent companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) under a single company, Royal Dutch Shell plc, is a historic development that will reinforce our ability to deliver our strategy of more upstream and profitable downstream.

An important milestone towards the unfication was achieved on 28 June, when the parent companies held their respective meetings of shareholders in The Hague and London at which the shareholders voted in favour of resolutions to approve the unification transaction. There are, however, a number of other conditions that must be satisfied before trading in Royal Dutch Shell plc shares can commence, including the acceptance by Royal Dutch shareholders of the offer for their shares and court approval of the Shell Transport scheme of arrangement. If all further conditions are fulfilled when expected, trading would begin on stock exchanges in London, Amsterdam and New York on 20 July 2005.

We believe the unification will strengthen Shell in a number of ways. It will provide a clearer and simpler structure with a single, smaller Board of Directors and a simplified management structure headed by a non-executive Chairman and a Chief Executive. The lines of accountability will be clearer, with an empowered Chief Executive leading the senior management team which reports to him. Also, the elimination of duplication and the centralisation and standardisation of functions in a single headquarters in The Hague will contribute to greater management efficiency.

We hope that over time that you will see these benefits in the strengthening of our continuing relationship.

I look forward to keeping you updated on our progress.

Yours etc,

Legal notices

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the ‘SEC’) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.